Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-8) for the registration of 12,000,000 shares of common stock issuable in connection with UDR, Inc.’s 1999 Long-Term Incentive Plan (as amended), of our report dated February 20, 2009, except for the retrospective adjustments described in Notes 1 and 6, as to which the date is May 19, 2009, with respect to the consolidated financial statements and schedule of UDR, Inc., and our report dated February 20, 2009 on the effectiveness of internal control over financial reporting of UDR, Inc., included in UDR, Inc.’s Current Report on Form 8-K dated May 22, 2009 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Denver, Colorado
June 19, 2009